SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. ___)[1]

Patriot Coal Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

70336T 10 4
(CUSIP Number)

John A. Tisdale, Esq. General Counsel ArcLight Capital Partners, LLC 200 Clarendon Street, 55th Floor Boston, MA 02117 Telephone: (617) 531−6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or
240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 2 of 90 Pages

1	NAME OF REPORTING PERSON ArcLight Energy Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,664,357
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,664,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,664,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 3 of 90 Pages

1	NAME OF REPORTING PERSON ArcLight Energy Partners Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,934,305
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,934,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,934,305
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 4 of 90 Pages

1	NAME OF REPORTING PERSON ArcLight PEF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,664,357*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,664,357
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,664,357
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the general partner of ArcLight Energy Partners Fund I, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 5 of 90 Pages

1	NAME OF REPORTING PERSON ArcLight PEF GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,934,305*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,934,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,934,305
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the general partner of ArcLight Energy Partners Fund II, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 6 of 90 Pages

1	NAME OF REPORTING PERSON ArcLight Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,598,662*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,598,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,598,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Solely in its capacity as the manager of ArcLight PEF GP, LLC, the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight PEF GP II, LLC, the general partner of ArcLight Energy Partners Fund II, L.P.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 7 of 90 Pages

1	NAME OF REPORTING PERSON Daniel R. Revers*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,598,662*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,598,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,598,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as the manager of ArcLight Capital Partners, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight PEF GP II, LLC, the general partner of ArcLight Energy Partners Fund II, L.P.  Mr. Revers disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 8 of 90 Pages

1	NAME OF REPORTING PERSON Robb E. Turner*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,598,662*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,598,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,598,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as the manager of ArcLight Capital Partners, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P.  Mr. Turner disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 9 of 90 Pages

1	NAME OF REPORTING PERSON John F. Erhard*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,598,662*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,598,662
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,598,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Solely in his capacity as a principal of ArcLight Capital Partners, LLC an affiliate of ArcLight Capital Partners, LLC, the manager of ArcLight PEF GP, LLC  which is the general partner of ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P.  Mr. Erhard disclaims beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of his pecuniary interest in such funds.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 10 of 90 Pages

1	NAME OF REPORTING PERSON Caisse de Dépôt et Placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 1,153,898
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,153,898
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,153,898
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 11 of 90 Pages

1	NAME OF REPORTING PERSON Cascade Investment, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES	7	SOLE VOTING POWER 1,204,326(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,204,326(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,326
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)  All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by Cascade and Mr. Gates.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 12 of 90 Pages

1	NAME OF REPORTING PERSON William H. Gates III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,204,326(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,204,326(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,326
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)  All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the shares of  Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by Cascade and Mr. Gates.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 13 of 90 Pages

1	NAME OF REPORTING PERSON Citigroup Capital Partners II 2006 Citigroup Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 247,602
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 247,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,602
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 14 of 90 Pages

1	NAME OF REPORTING PERSON Citigroup Capital Partners II Employee Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 278,126
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 278,126
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,126
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 15 of 90 Pages

1	NAME OF REPORTING PERSON Citigroup Capital Partners II Onshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 125,566
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 125,566
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,566
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 16 of 90 Pages

1	NAME OF REPORTING PERSON Citigroup Capital Partners II Cayman Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 157,330
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 157,330
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,330
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 17 of 90 Pages

1	NAME OF REPORTING PERSON Citigroup Private Equity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 808,624
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 808,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,624
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 18 of 90 Pages

1	NAME OF REPORTING PERSON Citigroup Alternative Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 808,624
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 808,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,624
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 19 of 90 Pages

1	NAME OF REPORTING PERSON Citigroup Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 808,624
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 808,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 808,624
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 20 of 90 Pages

1	NAME OF REPORTING PERSON Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,166,714*
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,166,714*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,166,714*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (See Instructions) HC
*  Includes shares held by the other Citigroup Entities.

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 21 of 90 Pages

1	NAME OF REPORTING PERSON Howard Hughes Medical Institute
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 803,670
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 803,670
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 22 of 90 Pages

1	NAME OF REPORTING PERSON The Northwestern Mutual Life Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES	7	SOLE VOTING POWER 611,320
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 611,320
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,320
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 23 of 90 Pages

1	NAME OF REPORTING PERSON The Board of Trustees of the Leland Stanford Junior University
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 328,394
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 328,394
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,394
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) EP

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 24 of 90 Pages

1	NAME OF REPORTING PERSON Paul Vining
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 83,567
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 83,567
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,567
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 25 of 90 Pages

1	NAME OF REPORTING PERSON Timothy Elliott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 62,211
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 62,211
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,211
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 26 of 90 Pages

1	NAME OF REPORTING PERSON David Turnbull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 16,238
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 16,238
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,238
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 27 of 90 Pages

1	NAME OF REPORTING PERSON Richard Verheij
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 25,573
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 25,573
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,573
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 28 of 90 Pages

1	NAME OF REPORTING PERSON Tom McQuade
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 16,328
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 16,328
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 29 of 90 Pages

1	NAME OF REPORTING PERSON B. Scott Spears
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 14,585
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 14,585
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,585
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 30 of 90 Pages

1	NAME OF REPORTING PERSON Keith St. Clair
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 35,417
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 35,417
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 31 of 90 Pages

1	NAME OF REPORTING PERSON Robert Bennett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 25,547
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 25,547
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,547
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 70336T 10 4	Page 32 of 90 Pages

1	NAME OF REPORTING PERSON Dwayne Francisco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) □ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 39,374
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 39,374
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,374
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.  Security and Issuer

This Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Patriot Coal Corporation, a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 12312 Olive Boulevard, Suite 400, St. Louis, Missouri 63141.

Item 2.  Identity and Background

(a), (b), (c), (f)

This Schedule 13D is being filed on behalf of the following persons (collectively, the "Reporting Persons"): ArcLight Energy Partners Fund I, L.P. ("ArcLight Fund I"), ArcLight Energy Partners Fund II, L.P. ("ArcLight Fund II", and together with ArcLight Fund I, the "ArcLight Funds"), ArcLight PEF GP, LLC ("ArcLight PEF GP"), ArcLight PEF GP II, LLC ("ArcLight PEF GP II"), ArcLight Capital Holdings, LLC ("ArcLight Capital Holdings", and together with the ArcLight Funds, ArcLight PEF GP and ArcLight PEF GP II the "ArcLight Entities"), Daniel R. Revers ("Mr. Revers"), Robb E. Turner ("Mr. Turner"), John F. Erhard (Mr. Erhard"), Caisse de Dépôt et Placement du Québec ("Caisse"), Cascade Investment, L.L.C. ("Cascade"), William H. Gates III (“Mr. Gates”), Citigroup Capital Partners II 2006 Citigroup Investment, L.P. ("Citigroup Investment"), Citigroup Capital Partners II Employee Master Fund, L.P. ("Citigroup Employee Master Fund"), Citigroup Capital Partners II Onshore, L.P. ("Citigroup Onshore"), Citigroup Capital Partners II Cayman Holdings, L.P. ("Citigroup Cayman", and together with Citigroup Investment, Citigroup Employee Master Fund, Citigroup Onshore, the "Citigroup Funds") Citigroup Private Equity LP ("Citigroup PE") Citigroup Alternative Investments LLC ("CAI"), Citigroup Investments Inc. ("CII") and Citigroup Inc. ("Citigroup" and together with Citigroup Funds, CAI and CII, the "Citigroup Entities"), Howard Hughes Medical Institute ("HHMI"), The Northwestern Mutual Life Insurance Company ("Northwestern"), The Board of Trustees of the Leland Stanford Junior University (“Stanford University”), Paul Vining ("Mr. Vining"), Timothy Elliott ("Mr. Elliott"), David Turnbull ("Mr. Turnbull"), Richard Verheij ("Mr. Verheij"), Tom McQuade ("Mr. McQuade"), B. Scott Spears ("Mr. Spears"), Keith St. Clair ("Mr. St. Clair"), Robert Bennett ("Mr. Bennett"), and Dwayne Francisco ("Mr. Francisco") pursuant to a joint filing agreement attached hereto as Exhibit 99.6.

Each ArcLight Fund is a Delaware limited partnership.  ArcLight PEF GP, ArcLight PEF II and ArcLight Capital Holdings are Delaware limited liability companies.  The business of the ArcLight Funds is energy related investments.  The business of ArcLight PEF GP is to be the general partner of the ArcLight Fund I, the business of  ArcLight PEF GP II is to be the general partner of ArcLight Fund II and the business of ArcLight Capital Holdings is to be the manager of ArcLight PEF GP and ArcLight PEF GP.  Each of Mr. Revers, Mr. Turner and Mr. Erhard is a citizen of the United States.  The principal business occupation of Mr. Revers is to serve as manager of ArcLight Capital Holdings and Managing Partner of ArcLight Capital Partners, LLC.  The principal business occupation of Mr. Turner is to serve as manager of ArcLight Capital Holdings and Senior Partner of ArcLight Capital Partners, LLC.  The principal business occupation of Mr. Erhard is to serve as a principal of ArcLight Capital Partners, LLC. The address of their principal business offices of each of the ArcLight Entities, Messrs. Revers, Turner and Erhard is 200 Clarendon Street, 55th Floor, Boston, MA 02117.

Caisse is a legal person without share capital created by a special act of the Legislature of the Province of Québec.  The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province of Québec.  It is located at Centre CDP Capital, 1000, place Jean-Paul Riopelle, Montreal, Quebec, H2Z 2B3, Canada.  Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors and executive officers and controlling persons of Caisse (collectively, the "Caisse Covered Persons"), and the business address and present principal occupation or employment of each of the Caisse Covered Persons.  Except as set forth in Annex A, each of the Caisse Covered Persons is a Canadian citizen.

Cascade is a limited liability company organized under the laws of the State of Washington that makes investments on behalf of its sole owner, Mr. Gates.  The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.  Mr. Gates is a citizen of the United States. The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.  Michael Larson is the business manager of Cascade.  Mr. Larson is a citizen of the United States. The address of his principal office and principal place of business is 2365 Carillon Point, Kirkland, Washington 98033.

Each of Citigroup Investment, Citigroup Employee Master Fund, Citigroup Onshore and Citigroup PE is a Delaware limited partnership.  Citigroup Cayman is a Cayman Islands partnership.  CAI is a Delaware limited liability company. CII and Citigroup are Delaware corporations. Each of Citigroup Investment, Citigroup Employee Master Fund, Citigroup Onshore,  Citigroup Cayman and Citigroup PE (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets.  CAI is an investment advisor. Both CII and Citigroup are holding companies.  The principal address of each of  Citigroup Investment, Citigroup Employee Master Fund, Citigroup Onshore, Citigroup Cayman, Citigroup PE , CAI and CII is  731 Lexington Avenue, 26th Floor, New York, New York 10022.  The principal address of Citigroup is 399 Park Avenue, New York, New York 10022. Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors, executive officers, managers, members and general partners, as applicable, of the Citigroup Entities and each controlling person thereof (collectively, the "Citigroup Covered Persons"), and the business address and present principal occupation or employment and citizenship of each of the Citigroup Covered Persons.

HHMI is a Delaware non-profit corporation.  HHMI is a medical research organization. HHMI's principal offices and business headquarters are located at 4000 Jones Bridge Road, Chevy Chase, MD 20815-6789.  Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors and executive officers and controlling persons of HHMI (collectively, the "HHMI Covered Persons"), and the business address and present principal occupation or employment of each of the HHMI Covered Persons.  Except as set forth in Annex A, each of the HHMI Covered Persons is a United States citizen.

Northwestern is a mutual life insurance company organized under the laws of the State of Wisconsin. Its principal business lines include life insurance, disability income insurance and annuities for the personal, business, estate planning and pension markets.  Northwestern's principal offices and business headquarters are located at 720 East Wisconsin Avenue, Milwaukee, WI 53202.  Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the trustees and executive officers and controlling persons of Northwestern (collectively, the "Northwestern Covered Persons"), and the business address and present principal occupation or employment of each of the Northwestern Covered Persons.  Except as set forth in Annex A, each of the Northwestern Covered Persons is a United States citizen.

Stanford University is a trust with corporate powers under the laws of the State of California. Stanford University is a private university whose endowment investment management division, Stanford Management Company, is located at 2770 Sand Hill Road, Menlo Park, California 94025.

Mr. Vining serves as the Issuer's President and Chief Operating Officer.  Mr. Vining is a citizen of the United States.  The address of his principal office and principal place of business is 500 Lee Street East Suite 900, Charleston WV 25301.

Mr. Elliott is retired.  Mr. Elliott is a citizen of the United States.  His address is c/o 500 Lee Street East Suite 900, Charleston WV 25301.

Mr. Turnbull is a consultant.  Mr. Turnbull is a citizen of the United States.  His address is 1582 Virginia Street, East, Charleston, West Virginia  25311.

Mr. Verheij will be an employee of the Issuer until August 13th after which time he will be a consultant.  Mr. Verheij is a citizen of Canada.  The address of his principal office and principal place of business is 500 Lee Street East Suite 900, Charleston WV 25301.

Mr. McQuade is a consultant. Mr. McQuade is a citizen of the United States.  The address of his principal office and principal place of business is 7511 Megington Drive, Charlotte, North Carolina   28226.

Mr. Spears is the Director of Business Development of the Issuer.  Mr. Spears is a citizen of the United States.  The address of his principal office and principal place of business is 500 Lee Street East Suite 900, Charleston WV 25301.

Mr. St. Clair will be an employee of the Issuer until August 13th after which time he will be a consultant.  Mr. St. Clair is a citizen of the United States.  The address of his principal office and principal place of business is 500 Lee Street East Suite 900, Charleston WV 25301.

Mr. Bennett is Senior Vice President, Sales and Trading of the Issuer.  Mr. Bennett is a citizen of the United States.  The address of his principal office and principal place of business is 500 Lee Street East Suite 900, Charleston WV 25301.

Mr. Francisco. will be an employee of the Issuer until August 23rd after which time he will be a consultant.  Mr. Francisco is a citizen of the United States.  The address of his principal office and principal place of business is 500 Lee Street East Suite 900, Charleston WV 25301.

(d), (e): During the past five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as set forth on Annex B hereto.

Item 3.  Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, on July 23, 2008, certain of the Reporting Persons, acquired an aggregate of 11,901,656 shares of Common Stock, pursuant to the consummation of the transactions contemplated by the Merger Agreement (as defined below).  The transactions contemplated by the Merger Agreement did not require the payment of any cash consideration by the Reporting Persons to acquire the Common Stock.  The funds for the purchases by Citigroup listed on Annex C hereto were obtained from the working capital of Citigroup.

Item 4.  Purpose of Transaction

On April 2, 2008, the Issuer, Magnum Coal Company ("Magnum"), Colt Merger Corporation, a wholly owned subsidiary of the Issuer ("Merger Sub"), and ArcLight Fund I, and ArcLight Fund II, acting jointly, as stockholder representative (the "Stockholder Representative"), entered into the Agreement and Plan of Merger (the "Merger Agreement").  On July 23, 2008 Merger Sub was merged with and into Magnum (the "Merger").  Pursuant to the Merger, Magnum became a wholly owned subsidiary of the Issuer and all of the shares of common stock of Magnum were converted into the right to receive shares of Common Stock in accordance with the Merger Agreement.  A copy of the Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Voting Agreement

In connection with execution of the Merger Agreement, the Issuer, the ArcLight Funds, Cascade, Caisse, the Citigroup Funds, HHMI, Northwestern, Stanford University and Messrs. Elliott, Vining, Turnbull, Verheij, McQuade, Spears, Bennett, Francisco, and St. Clair, then shareholders of Magnum, entered into a Voting and Standstill Agreement (the "Voting Agreement"), dated as of April 2, 2008 that became effective at the effective time of the Merger.

Pursuant to the Voting Agreement, effective as of the effective time of the Merger, the Issuer’s board of directors was expanded from seven to nine members and the board of directors appointed two nominees designated by the Stockholder Representative.  One such nominee will serve as a Class I director and the other nominee will serve as a Class II director on the Issuer’s board of directors.  Any board nominee or replacement selected by the Stockholder Representative must be reasonably acceptable to the nominating and governance committee of the Issuer’s board of directors and must, to the reasonable satisfaction of the nominating and governance committee, be an “independent director” under the New York Stock Exchange’s listing standards, disregarding certain disclosed relationships.  The nominees initially designated by the Stockholder Representative for appointment are Mr. Turner and Mr. Erhard, each of whom is affiliated with the ArcLight Funds.  The nominating and governance committee of the Issuer’s board of directors has determined that as of the date of the Voting Agreement, Messrs. Turner and Erhard would be “independent directors” under the standard described above.

The Voting Agreement provides that at such time as certain former holders of Magnum common stock own less than twenty percent (but at least ten percent) of the Common Stock outstanding or the ArcLight Funds own less than ten percent of the Common Stock outstanding, the Stockholder Representative will be entitled to one board nominee only.  The Voting Agreement also provides that at such time as certain former holders of Magnum common stock own less than ten percent of the Common Stock outstanding, the Stockholder Representative will not be entitled to any board nominees.

For purposes of the determination of ownership of Common Stock by the relevant former holders of Magnum common stock for the purposes of board nominee rights under the Voting Agreement, (1) the number of shares of Common Stock outstanding is deemed to be equal to the sum of the number of shares of Common Stock outstanding on the date of the Merger Agreement and the number of shares of Common Stock issued in the merger, (2) former Magnum stockholders who have agreed to a “reduced standstill” (described below) will be deemed to no longer own thirty percent of their shares of Common Stock at any applicable time and (3) former Magnum stockholders who have agreed to a “limited standstill” (described below) will be deemed to no longer own seventy percent of their shares of Common Stock at any applicable time.  Once the former Magnum stockholders have lost the right to nominate one or both members of the Issuer’s board of directors, they will not regain such rights regardless of any subsequent acquisitions of Common Stock or any change to the outstanding Common Stock that results in their ownership percentage exceeding the thresholds specified above.

Voting Obligations of Certain Magnum Stockholders

So long as the Stockholder Representative is entitled to nominate any members to the Issuer’s board of directors, all of the Reporting Persons that are signatories to the Voting Agreement (the "Stockholder Signatories") have agreed to vote all of their shares of Common Stock in favor of the entire slate of directors recommended for election by the Issuer board of directors to the Issuer’s stockholders.

In addition, so long as the Stockholder Representative is entitled to nominate any members to the Issuer’s board of directors, each of the Stockholder Signatories (other than Caisse and HHMI) have agreed to vote all of their shares of Common stock as recommended by the Issuer’s board of directors in the case of (1) any stockholder proposal submitted for a vote at any meeting of the Issuer’s stockholders and (2) any proposal submitted by the Issuer for a vote at any meeting of the Issuer’s stockholders relating to the appointment of the Issuer’s accountants or an equity compensation plan of the Issuer.

“Standstill” Restrictions

The ArcLight Funds have agreed that unless invited to do so on an unsolicited basis by the Issuer’s board of directors, neither the ArcLight Funds nor any of their affiliates will, directly or indirectly:

•	acquire, offer, or propose or seek to acquire, any Issuer securities or options to acquire Issuer securities;
•
enter into, agree, offer, propose or seek to enter into, or be involved in, any acquisition transaction, merger or other business combination relating to the Issuer or all or substantially all of the Issuer’s assets or businesses;

•	make, or in any way participate in a solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any Issuer voting securities;

•	form, join or participate in a “group” with respect to any Issuer voting securities;
•	seek, propose or otherwise act alone or in concert with others, to influence or control the Issuer’s management, policies, or board of directors;
•	enter into any discussions or arrangements with any other person with respect to any of the foregoing activities;
•	advise, assist, knowingly encourage, act as a financing source for or invest in any other person in connection with any of the foregoing activities; or
•	disclose any intention or plan inconsistent with any of the foregoing.

The ArcLight Funds have also agreed that during the standstill period, described below, they will not request that the Issuer or its representatives amend or waive the above listed provisions or take any initiative which would reasonably be expected to require the Issuer to make a public announcement regarding any of the activities specified above or the possibility of the ArcLight Funds or any other person acquiring control of the Issuer.

Subject to certain exceptions, the standstill restrictions set forth above will not apply to the ArcLight Funds in the event that (1) the Issuer has entered into a definitive agreement with a third party with respect to a business combination transaction (as defined in the Voting Agreement) or (2) a third party commences a tender offer which if consummated would result in a business combination transaction and the board of directors of the Issuer has either recommended such offer or not rejected such offer within ten business days after the announcement.  If any announced business combination transaction or tender offer is terminated without being consummated, the standstill restrictions will again be applicable to the ArcLight Funds.

Each of Cascade, the Citigroup Funds, HHMI and Stanford University has agreed to a “reduced standstill” restriction.  The “reduced standstill” restrictions are similar in scope to the standstill restrictions applicable to the ArcLight Funds, but are binding only on the applicable Magnum stockholders and their “controlled” affiliates and also permit those stockholders to take certain actions in the ordinary course of business and not for the purpose of circumventing the standstill restrictions.  In addition, Caisse has agreed to a “limited standstill” restriction.  The “limited standstill” restrictions are similar in scope to the “reduced standstill” restrictions but permit certain additional actions in the ordinary course of business and not for the purpose of circumventing the standstill restrictions.

The standstill obligations applicable to the ArcLight Funds and the other Reporting Persons that have agreed to the “reduced standstill” and “limited standstill” will apply for the period from the effective time of the Merger until the later to occur of (1) the Stockholder Representative no longer being entitled to nominate any members of the Issuer’s board of directors or (2) nine months after the time that the ArcLight Funds and the Reporting Persons that have agreed to the “reduced standstill” and “limited standstill” and their respective affiliates in the aggregate own less than 7.5% of the outstanding shares of Common Stock.

Transfer Restrictions

Each Stockholder Signatory will be subject to certain restrictions on their ability to transfer shares of the Issuer (including a transaction that changes the economic benefits or risks of ownership) as follows:

•	no transfers will be permitted for 180 days following the effective time of the Merger;
•	between 180 days after the effective time of the Merger and 270 days after the effective time of the Merger, up to fifty percent of their shares may be transferred;
•	between 270 days after the effective time of the Merger and 360 days after the effective time of the Merger, up to seventy-five percent of their shares may be transferred; and

•	no restrictions will apply after 360 days after the effective time of the Merger.

Amendments and Waivers

Any provision of the Voting Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by the Issuer, the Stockholder Representative and a number of Stockholder Signatories owning at least 66 2/3% of the Common Stock owned by Stockholder Signatories at the applicable time, or in the case of a waiver, by the party against whom the waiver is to be effective.  Amendments to the provisions relating to voting obligations, standstill restrictions, transfer restrictions and amendments to the voting agreement, and any amendment that is adverse to a Stockholder Signatory, require the consent of each stockholder party against whom the amendment is to be effective.

Effectiveness and Termination

The Voting Agreement became effective at the effective time of the Merger.  After the effective time, the Voting Agreement will terminate on the earlier of (1) the written agreement of the Issuer and the Stockholder Representative and (2) the date, if any, of the termination of the standstill period described above.

The foregoing discussion of the Voting Agreement is not intended to be a complete statement of all of the material terms of that agreement and is qualified in its entirety by the agreement itself which is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

Except as set forth in this Schedule 13D (including the exhibits incorporated by reference herein), the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(d).  Each of the Reporting Persons expects to evaluate on a continuing basis its investment in the Issuer and may from time to time acquire or dispose of additional shares of Common Stock or other securities of the Issuer.  Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) the applicable Reporting Person's general investment policy; (iv) other investment and business opportunities available to the applicable Reporting Person; (v) general market and economic conditions; (vi) tax considerations and (vii) such other factors as the applicable Reporting Person may consider relevant.  Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.

Item 5.  Interest in Securities of the Issuer

(a) and (b):

The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act consisting of the Reporting Persons as a result of the facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D.  The Reporting Persons as a group may be deemed beneficially to own in the aggregate 12,185,824 shares of Common Stock, representing approximately 31.5% of the outstanding shares of Common Stock (based on 38,709,396 shares of Common Stock reported by the Issuer as outstanding immediately following the Merger, as advised by the Issuer).  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other members of such group; provided, however, that (i) ArcLight PEF GP does not disclaim beneficial ownership of the shares held by ArcLight Fund I, (ii) ArcLight PEF GP II does not disclaim beneficial ownership of the shares held by ArcLight Fund II, (iii) ArcLight Capital Holdings does not disclaim beneficial ownership of the shares of Common Stock held by the ArcLight Fund, (iv) Messrs. Revers, Turner and Erhard disclaim beneficial ownership of the shares of Common Stock held by the ArcLight Funds, except to the extent of their respective interests in such funds and (v) Mr. Gates does not disclaim beneficial ownership of the shares of

Common Stock held by Cascade.  Mr. Larson, Cascade’s Business Manager, disclaims any beneficial ownership of the shares of Common Stock held by Cascade and Mr. Gates.

ArcLight Fund I has the shared power to vote, direct the voting of, dispose of and direct the disposition of 3,664,357 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common stock.  Such shares may be deemed to be owned beneficially (solely for the purposes of Rule 13d-3 under the Act) by ArcLight PEF GP and ArcLight Capital Holdings.

ArcLight Fund II has the shared power to vote, direct the voting of, dispose of and direct the disposition of 2,934,305 shares of Common Stock, representing approximately 7.6% of the outstanding shares of Common stock.  Such shares may be deemed to be owned beneficially (solely for the purposes of Rule 13d-3 under the Act) by ArcLight PEF GP II and ArcLight Capital Holdings.

ArcLight PEF GP, as general partner of ArcLight Fund I, and ArcLight Capital Holdings as manager of ArcLight PEF GP, may be deemed to beneficially own the shares of Common Stock held by ArcLight Fund I.  ArcLight PEF GP II, as general partner of ArcLight Fund II, and ArcLight Capital Holdings as manager of ArcLight PEF GP II, may be deemed to beneficially own the shares of Common Stock held by the ArcLight Funds. In addition, Messrs. Revers and Turner, as managers of ArcLight Capital Holdings may be deemed to beneficially own the shares of Common Stock held by the ArcLight Funds.

Cascade has the sole power to vote, direct the voting of, dispose of and direct the disposition of 1,204,326 shares of Common Stock, representing approximately 3.1% of the outstanding shares of Common Stock.  All shares of Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the shares of Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the shares of Common Stock beneficially owned by Cascade and Mr. Gates.

Caisse has the sole power to vote, direct the voting of, dispose of and direct the disposition of 1,153,898 shares of Common Stock, representing approximately 3.0% of the outstanding shares of Common Stock.

Citigroup Investment has the shared power to vote, direct the voting of, dispose of and direct the disposition of 247,602 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common stock.

Citigroup Employee Master Fund has the shared power to vote, direct the voting of, dispose of and direct the disposition of 278,126 shares of Common Stock, representing approximately 0.7% of the outstanding shares of Common stock

Citigroup Onshore has the shared power to vote, direct the voting of, dispose of and direct the disposition of 125,566 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common stock

Citigroup Cayman has the shared power to vote, direct the voting of, dispose of and direct the disposition of 157,330 shares of Common Stock, representing approximately 0.4% of the outstanding shares of Common Stock.

Citigroup PE has the shared power to vote, direct the voting of, dispose of and direct the disposition of 808,624 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

CAI has the shared power to vote, direct the voting of, dispose of and direct the disposition of 808,624 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

CII has the shared power to vote, direct the voting of, dispose of and direct the disposition of 808,624 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

Citigroup has the shared power to vote, direct the voting of, dispose of and direct the disposition of 1,166,714 shares of Common Stock, representing approximately 3.0% of the outstanding shares of Common Stock.

HHMI has the sole power to vote, direct the voting of, dispose of and direct the disposition of 803,670 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

Northwestern has the sole power to vote, direct the voting of, dispose of and direct the disposition of 611,320 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock.

Stanford University has the sole power to vote, direct the voting of, dispose of and direct the disposition of 328,394 shares of Common Stock, representing approximately 0.8% of the outstanding shares of Common Stock.

Mr. Vining has the sole power to vote, direct the voting of, dispose of and direct the disposition of 83,567 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock.

Mr. Elliott has the sole power to vote, direct the voting of, dispose of and direct the disposition of 62,211 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock.

Mr. Turnbull has the sole power to vote, direct the voting of, dispose of and direct the disposition of 16,238 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

Mr. Verheij has the sole power to vote, direct the voting of, dispose of and direct the disposition of 25,573 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

Mr. McQuade has the sole power to vote, direct the voting of, dispose of and direct the disposition of 16,328 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

Mr. Spears has the sole power to vote, direct the voting of, dispose of and direct the disposition of 14,585 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

Mr. St. Clair has the sole power to vote, direct the voting of, dispose of and direct the disposition of 35,417 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

Mr. Bennett has the sole power to vote, direct the voting of, dispose of and direct the disposition of 25,547 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

Mr. Francisco. has the sole power to vote, direct the voting of, dispose of and direct the disposition of 39,374 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock.

(c):  Annex C attached hereto sets forth a summary of the transactions in the Common Stock effected by Citigroup within the past 60 days.

(d) and (e):  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Registration Rights Agreement

At the effective time of the Merger, the Issuer and the ArcLight Funds entered into a Registration Rights Agreement (the "Registration Rights Agreement").  The Registration Rights Agreement provides the ArcLight Funds with customary registration rights with respect to the newly issued shares of Common Stock.  Subject to customary restrictions and limitations, the ArcLight Funds are entitled to three “demand” and unlimited “piggyback” registration rights under the agreement.  In addition, no registration request may be made prior to 180 days after the effective time of the Merger, no registration statement will be required to be filed pursuant to a demand registration request prior to November 1, 2008 and the aggregate proceeds expected to be received from the sale of the securities requested to be included in a demand registration must be at least $50 million.

Escrow Agreement

At the effective time of the Merger, the Issuer, the Stockholder Representative, and the escrow agent selected by the Issuer and Magnum, entered into an escrow agreement (the "Escrow Agreement") pursuant to which ten percent of the shares of Common Stock issued in the Merger was placed in escrow for one year to secure the indemnification obligations of the designated stockholders of Magnum.  Indemnity claims payable to the Issuer will be paid based on the market value (as defined in the Merger Agreement) at the time of payment of the Common Stock being delivered.  To the extent the Issuer has made claims against the escrow that are still pending on the first anniversary of the effective time of the Merger, a portion of the Common Stock sufficient to cover payment of those claims will be retained in the escrow account until the claims are resolved.  With respect to any matter on which the Issuer stockholders have voting rights, shares held in the escrow account will be voted by the Stockholder Representative subject to the terms of the Voting Agreement.

Letter Agreement

On the Effective Date, each of the Issuer, Magnum, Vining, the ArcLight Funds, Cascade, Caisse, the Citigroup Funds, HHMI, Northwestern and Stanford University entered into a letter agreement (the "Letter Agreement") that provides that following the Initial Lock-up Date, the Second Lock-up Date and the Lock-up Expiration Date each of such Reporting Persons will transfer to Mr. Vining their applicable percentage of shares of Common Stock having a value (determined in accordance with the Letter Agreement) of $1,500,000, $750,000 and $750,000, respectively.

The foregoing discussion of the Registration Rights Agreement, the Escrow Agreement and the Letter Agreement are not intended to be complete statements of all of the material terms of those agreements and are qualified in their entirety by the agreements themselves which are filed herewith as Exhibits 99.3, 99.4 and 99.5 and incorporated by reference herein.  Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1:
Agreement and Plan of Merger, entered as of April 2, 2008, by and among Patriot Coal Corporation, Magnum Coal Company, Colt Merger Corporation, ArcLight Fund I, and ArcLight Fund II, acting jointly, as stockholder representative. (Incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4 of the Issuer filed June 18, 2008.  File No. 333-150897.)

Exhibit 99.2:
Voting and Standstill Agreement, dated as of April 8, 2008, by and among Patriot Coal Corporation and the Reporting Persons.  (Incorporated by reference to Exhibit 10.48 to the Registration Statement on Form S-4 of the Issuer filed June 18, 2008.  File No. 333-150897.)

Exhibit 99.3:
Form of Registration Rights Agreement, by and between Patriot Coal Corporation and ArcLight Funds. (Incorporated by reference to Exhibit 10.1 of the Issuers' Current Report on Form 8-K, filed on April 8, 2008).

Exhibit 99.4	Escrow Agreement, dated July 23, 2008, among Patriot Coal Corporation, ArcLight Fund I, and ArcLight Fund II, acting jointly, as stockholder representative, and the Escrow Agent named therein.
Exhibit 99.5	Letter Agreement, dated July 22, 2008.
Exhibit 99.6	Joint Filing Agreement, dated July 31, 2008, among the Reporting Persons.

There are no other written agreements, contracts, arrangements, understandings, plans or proposals within the category of those described in Item 7 of the General Instructions to Schedule 13D under the Act.

*     *     *
Each of the undersigned is responsible for the accuracy and completeness of the information in this Schedule 13D concerning himself or itself, and is not responsible for the accuracy or completeness of the information in this Schedule 13D concerning any other signatories.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

ARCLIGHT ENERGY PARTNERS FUND I, L.P.
By: ArcLight PEF GP, LLC, its
General Partner
By: ArcLight Capital Holdings,
LLC, its Manager
By: _/s/Daniel R. Revers___________________
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

ARCLIGHT ENERGY PARTNERS FUND II, L.P.
By: ArcLight PEF GP II, LLC,
its General Partner
By: ArcLight Capital Holdings, LLC,
its Manager
By: _/s/Daniel R. Revers___________________
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

ARCLIGHT PEF GP, LLC

By: ArcLight Capital Holdings, LLC,
its Manager
By: _/s/Daniel R. Revers___________________
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

ARCLIGHT PEF GP II, LLC

By: ArcLight Capital Holdings, LLC,
its Manager
By: _/s/Daniel R. Revers___________________
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

ARCLIGHT CAPITAL HOLDINGS, LLC

By: _/s/Daniel R. Revers___________________
Name: Daniel R. Revers
Title: Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

_/s/Daniel R. Revers___________________
Daniel R. Revers

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

_/s/Robb E. Turner_________________________________
Robb E. Turner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

___/s/John F. Erhard_______________________________
John F. Erhard

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By: __/s/Ghislain Gauthier______________________
Name: Ghislain Gauthier
Title: Senior Vice-President

By: __/s/Cyrille Vittecoq______________________
Name: Cyrille Vittecoq
Title: Vice-President, Investments

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

CASCADE INVESTMENT, L.L.C.
By: _/s/Michael Larson_________________
Name: Michael Larson
Title: Business Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

WILLIAM H. GATES III

By __/s/Michael Larson_________________
Name:  Michael Larson (1)
Title:  Attorney-in-fact

(1) )   Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

CITIGROUP CAPITAL PARTNERS II 2006
CITIGROUP INVESTMENT, L.P.
By: Citigroup Private Equity LP,
its general partner
By: _/s/Jason Ment__________________
Name: Jason Ment
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

CITIGROUP CAPITAL PARTNERS II EMPLOYEE MASTER
FUND, L.P.
By: Citigroup Private Equity LP, its
general partner
By: _/s/Jason Ment__________________
Name: Jason Ment
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

CITIGROUP CAPITAL PARTNERS II ONSHORE, L.P.
By: Citigroup Private Equity LP,
its general partner
By: _/s/Jason Ment__________________
Name: Jason Ment
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

CITIGROUP CAPITAL PARTNERS II CAYMAN
HOLDINGS, L.P.
By: Citigroup Private Equity LP,
its general partner
By: _/s/Jason Ment__________________
Name: Jason Ment
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

CITIGROUP PRIVATE EQUITY LP

By: _/s/Jason Ment__________________
Name: Jason Ment
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

CITIGROUP ALTERNATIVE INVESTMENTS LLC

By: _/s/Jason Ment__________________
Name: Jason Ment
Title: Assistant Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

CITIGROUP INVESTMENTS INC.

By: _/s/Millie Kim________________
Name: Millie Kim
Title: Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

CITIGROUP INC.

By: _/s/Riqueza V. Feaster______________________
Name: Riqueza V. Feaster
Title: Assistant Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

HOWARD HUGHES MEDICAL INSTITUTE
By: _/s/Craig A. Alexander_________________
Name: Craig A. Alexander
Title: Vice President and General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

THE NORTHWESTERN MUTUAL LIFE INSURANCE
COMPANY
By: __/s/Howard Stern______________________
Name: Howard Stern
Title: Its Authorized Representative

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

THE BOARD OF TRUSTEES OF THE LELAND STANFORD
JUNIOR UNIVERSITY
By: The Stanford Management Company,
          a division thereof

By:  __/s/Mark H. Hayes________________
Name:  Mark H. Hayes
Title: Manager of Natural
Resources Investments

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

__/s/Paul Vining___________________________
Paul Vining

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

__/s/Timothy Elliott________________
Timothy Elliott

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

__/s/David Turnbull___________________________
David Turnbull

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

_/s/Richard Verheij____________________________
Richard Verheij

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

__/s/Tom McQuade___________________________
Tom McQuade

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

_/s/B. Scott Spears____________________________
B. Scott Spears

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

_/s/Keith St. Clair____________________________
Keith St. Clair

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

__/s/Robert Bennett___________________________
Robert Bennett

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 1, 2008

_/s/Dwayne Francisco____________________________
Dwayne Francisco

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF
CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

The name, principal occupation and citizenship of each of the directors and executive officers of Caisse de Dépôt et Placement Du Québec are listed below.  Unless otherwise indicated below,  the principal business address of each of the directors and executive officers of Caisse de Dépôt et Placement Du Québec is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B.

Name	Principal Occupation or Employment	Citizenship
Mr. Pierre Brunet	Chairman of the Board	Canadian
Mr. Richard Guay	Director Chief Investment Officer Interim President and Chief Executive Officer	Canadian
Dr. Yvan Allaire	Director of Caisse	Canadian
Madam Christiane Bergevin	Director of Caisse	Canadian
Madam Claudette Carbonneau	Director of Caisse	Canadian
Madam Louise Charette	Director of Caisse	Canadian
Mr. Steven M. Cummings	Director of Caisse	Canadian
Mr. Alban D’Amours	Director of Caisse	Canadian
Madam Jocelyne Dagenais	Director of Caisse	Canadian
Madam Sylvie Dillard	Director of Caisse	Canadian
Mr. Claude Garcia	Director of Caisse	Canadian
Mr. A. Michel Lavigne	Director of Caisse	Canadian

Name	Principal Occupation or Employment	Citizenship
Mr. Henri Massé	Director of Caisse	Canadian
Madam Ouma Sananikone	Director of Caisse	Australian
Mr. André Trudeau	Director of Caisse	Canadian
Mr. Normand Provost	Executive Vice-President Private Equity	Canadian
Mrs Suzanne Masson	Executive Vice-President Corporate Affairs and Secretary	Canadian
Mr. Robert W. Desnoyers	Executive Vice-President Human Resources and Organizational Development	Canadian
Mr. V.P. Pham	Executive Vice-President Information Technology	Canadian
Mr. François Grenier	Executive Vice-President Equity Markets	Canadian
Madam Susan Kudzman	Executive Vice-President Depositors and Risk	Canadian
Mr. Christian Pestre	Executive Vice-President and Chief Strategist	American
Mr. Fernand Perreault	Executive Vice-President Real Estate	Canadian
Mr. Ghislain Parent	Executive Vice-President Finance and Operations	Canadian
Mr. Michel Malo	Executive Vice-President Hedge Funds	Canadian
Mr. Philippe Ithurbide	Executive Vice-President Fixed Income and Currencies	Canadian

DIRECTORS AND EXECUTIVE OFFICERS OF
THE CITIGROUP ENTITIES

The following sets forth the name, principal occupation, and citizenship of each of the managers and officers of Citigroup Alternative Investments LLC.  Unless otherwise indicated below, the principal business address of each of the directors and executive officers of Citigroup Alternative Investments LLC is 731 Lexington Avenue, 26th Floor, New York, New York 10022.

Name	Principal Occupation or Employment	Citizenship
William A. Arnold	Manager, Chief Financial Officer	United States
Jonathan Dorfman	Manager	United States
Edward J. Kelly, III,	Manager, Chief Executive Officer and President	United States
Millie Kim	Manager, Secretary & General Counsel	United States
James O’Brien	Manager	United States
Fidel Andueza Retegui	Partner, Citi Infrastructure Investors	Spain
Craig Barrack	Assistant Secretary	United States
Juan Bejar Ochoa	Co-Head, Citi Infrastructure Investors	Spain
Don Callahan	Chief Administrative Officer	United States
Colin Campbell	Partner, Citi Infrastructure Investors	United Kingdom
John-George Duthie-Jackson	Partner Citi Infrastructure Investors	United Kingdom
Michael Froman	Head of Infrastructure and Sustainable Development Investments	United States

Name	Principal Occupation or Employment	Citizenship
Felicity Gates	Co-Head, Citi Infrastructure Investors	Australia
Trudi Gilligan	Assistant Secretary	United States
Paul Golding	Assistant Secretary	Canada
John Havens	Chairman	United States
Gage Johnson	Assistant Secretary	United States
Jacob Lew	Chief Operating Officer	United States
Carolyn Luxemburg	Assistant Secretary	United States
Jason Ment	Assistant Secretary	United States
Marie Noble	Assistant Secretary	United States
Raymond Nolte	Chief Executive Officers of CAI Hedge Fund Management Group	United States
Grant Patrick	Operating Officer for Sales, Marketing, Research and Product Development	United States
Sonia Plata	Assistant Secretary	United States
Ihor Rakowsky	Assistant Secretary	United States
Richard Roelofs	Assistant Secretary	United States
Leo A.Viola	Controller	United States

The following sets forth the name, principal occupation, and citizenship of each of the directors and executive officers of Citigroup Inc.

Name and Title	Principal Occupation	Citizenship
C. Michael Armstrong, Director	Chairman, Board of Trustees Johns Hopkins Medicine Health Systems Corporation and Hospital c/o Citigroup Inc. 399 Park Ave New York, NY 10022	United States
Alain J. P. Belda, Director	Chairman Alcoa Inc. 390 Park Avenue New York, NY 10022	Brazil & Spain
Sir Winfried F. W. Bischoff, Chairman	Chairman Citigroup, Inc. 399 Park Ave New York, NY 10022	United Kingdom and Germany
Kenneth T. Derr, Director	Chairman, Retired Chevron Corporation 345 California Street San Francisco, CA 94104	United States
John M. Deutch, Director	Institute Professor Massachusetts Institute of Technology 77 Massachusetts Avenue Cambridge, MA 02139	United States
Roberto Hernandez Ramirez, Director	Chairman of the Board Banco Nacional de Mexico Actuario Roberto Medellin No. 800 Col. Santa Fe, 01210 Mexico City, Mexico	Mexico
Andrew N. Liveris, Director	Chairman and Chief Executive Officer The Dow Chemical Company 2030 Dow Center Midland, MI 48674	Australia
Anne M. Mulcahy, Director	Chairman and Chief Executive Officer Xerox Corporation 45 Glover Avenue P.O. Box 4505 Norwalk, CT 06856	United States
Vikram Pandit, Director and Executive Officer	Director and Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Richard D. Parsons, Director	Chairman Time Warner Inc. One Time Warner Center New York, NY 10019	United States
Lawrence R. Ricciardi, Director	Former General Counsel IBM Corporation c/o Citigroup, Inc. 399 Park Avenue New York, NY 10022	United States
Dr. Judith Rodin, Director	President The Rockefeller Foundation 420 Fifth Avenue New York, NY 10018	United States
Robert E. Rubin, Director and Executive Officer	Chairman of the Executive Committee and Member of the Office of the Chairman Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Robert L. Ryan, Director	Chief Financial Officer, Retired, Medtronic Inc. c/o Citigroup, Inc. 399 Park Avenue New York, NY 10022	United States
Franklin A. Thomas, Director	Consultant The Study Group 380 Lexington Avenue New York, NY 10168	United States
Shirish Apte, Executive Officer	Chief Executive Officer Central & Eastern European Region Citigroup Inc. 33 Canada Square Canary Wharf London E14 5LB United Kingdom	United Kingdom
Ajay Banga, Executive Officer	Chairman and Chief Executive Officer Global Consumer Group-International Citigroup Inc. 399 Park Avenue New York, NY 10022	India
Don Callahan, Executive Officer	Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Gary L. Crittenden, Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Terri Dial, Executive Officer	Chief Executive Officer, Citi Consumer Banking North America Global Head, Consumer Strategy Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

James A. Forese, Executive Officer	Head, Global Capital Markets Markets & Banking Institutional Clients Group 388 Greenwich Street New York, NY 10026	United States
Steven J. Freiberg, Executive Officer	Chairman and Chief Executive Officer Global Consumer Group-North America Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
John C. Gerspach, Executive Officer	Controller and Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
John Havens, Executive Officer	Chief Executive Officer Institutional Clients Group 388 Greenwich Street New York, NY 10026	United States
Michael S. Helfer, Executive Officer	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Lewis B, Kaden, Executive Officer	Vice Chairman and Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Edward J. Kelly, III, Executive Officer	President and Chief Executive Officer Citi Alternative Investments 731 Lexington Avenue New York, NY 10022	United States
Kevin Kessinger, Executive Officer	Chief Operations & Technology Officer Citigroup Inc. 666 Fifth Avenue New York, NY 10103	United States
Sallie L. Krawcheck, Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Brian Leach, Executive Officer	Senior Risk Officer Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

Manuel Medina-Mora, Executive Officer	Chairman and Chief Executive Officer Latin America and Mexico Act. Roberto Medellin 800 Edificio Sur. 5 piso Col. Sta FE/ C.P. 01210 Mexico, D.F.	Mexico
William R. Rhodes, Executive Officer	Senior Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10022	United States
Stephen R. Volk, Executive Officer	Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10022	United States

TRUSTEES AND EXECUTIVE OFFICERS OF
HHMI

The name and principal occupation of each of the trustees and executive officers of HHMI are listed below.  Unless otherwise indicated below, the principal business address of each of the trustees and executive officers of HHMI is c/o 4000 Jones Bridge Road, Chevy Chase, MD 20815-6789.

Trustees

James A. Baker, III, Esq. –  Senior Partner, Baker & Botts LLP

Charlene Barshefsky – Attorney, Senior International Partner, WilmerHale LLP

Joseph L. Goldstein, M.D. - Regental Professor and Chairman
Department of Molecular Genetics, University of Texas Southwestern Medical Center at Dallas

Hanna H. Gray, Ph.D. - President Emeritus and Harry Pratt Judson Distinguished Service Professor of History, The University of Chicago

Garnett L. Keith - SeaBridge Investment Advisors

Paul Nurse, F.R.S. – President, The Rockefeller University (**Citizen of the United Kingdom)

Kurt L. Schmoke, Esq. – Dean, Howard University School of Law

Anne M. Tatlock-- Retired Chairman and CEO Fiduciary Trust Company International

Executive Officers

Thomas R. Cech, Ph.D., President

Craig A. Alexander, Vice President and General Counsel, Secretary

Peter J. Bruns, Ph.D.,  Vice President for Grants and Special Programs

David A. Clayton, Ph.D., Vice President for Research Operations

Joseph D. Collins, Vice President, Information Technology

Jack E. Dixon, Ph.D., Vice President and Chief Scientific Officer

Edward J. Palmerino, Vice President for Finance, Treasurer

Avice A. Meehan, Vice President for Communications and Public Affairs

Gerald M. Rubin, Ph.D. ,Vice President and Director, Janelia Farm Research Campus

Landis Zimmerman ,  Vice President and Chief Investment Officer

Heidi E. Henning,  Assistant Secretary

Susan S. Plotnick,  Assistant Treasurer

Robert C. Mullins, Controller

Marion M. Howard, Assistant Controller

TRUSTEES AND EXECUTIVE OFFICERS OF
NORTHWESTERN

The name and principal occupation  of each of the trustees and executive officers of Northwestern are listed below.  Unless otherwise indicated below,  the principal business address of each of the trustees and executive officers of Northwestern is c/o 720 East Wisconsin Avenue, Milwaukee, WI 53202.

Board of Trustees

Facundo L. Bacardi, Chairman, Bacardi Limited, Coconut Grove, FL

Robert C. Buchanan, Retired Chairman, Fox Valley Corporation, Appleton, WI

George A. Dickerman, Retired Chairman and CEO, Spalding Sports Worldwide, Longmeadow, MA

David J. Drury, President, Poblocki Sign Company, LLC, Milwaukee, WI

Connie K. Duckworth, President, ARZU, Lake Forest, IL

David A. Erne, Attorney, Milwaukee, WI

James P. Hackett, President and CEO, Steelcase Inc., Grand Rapids, MI

Hans Helmerich, President and CEO, Helmerich & Payne, Inc., Tulsa, OK

Dale E. Jones, Managing Partner, CEO and Board Practice, Americas, Heidrick & Struggles
International, Inc., Atlanta, GA

Stephen F. Keller, Attorney, Los Angeles, CA; former Chairman, The Santa Anita Companies,
                               Arcadia, CA

Margery Kraus, President and CEO, APCO Worldwide, Washington, DC

David J. Lubar, President, Lubar & Co., Milwaukee, WI

Ulice Payne, Jr., President and CEO, Addison-Clifton, LLC, Brookfield, WI

H. Mason Sizemore, Jr., Retired President and COO, The Seattle Times, Seattle, WA

Peter M. Sommerhauser, Attorney, Milwaukee, WI

John E. Steuri, Retired Chairman and CEO, ALLTEL Information Services, Inc., Little Rock, AR

John J. Stollenwerk, Chairman, Allen-Edmonds Shoe Corp., Port Washington, WI

Barry L. Williams, President and CEO, Williams Pacific Ventures, Inc., San Francisco, CA

Kathryn D. Wriston, Director of various corporations, New York, NY

Edward J. Zore, President and CEO, Northwestern Mutual, Milwaukee, WI

Executive Officers

Michael G. Carter	Vice President, Chief Financial Officer
Eric P. Christophersen	Vice President, Compliance/Best Practices
David D Clark.	Senior Vice President-Real Estate
Gloster B Current	Vice President-Corporate Affairs and Assistant to President
Jefferson DeAngelis	President, Mason Street Advisors
Mark G. Doll	Senior Vice President and Chief Investment Officer
Christina H. Fiasca	Senior Vice President-Agency Services
Tim Gerend	Vice President, Field Compensation and Planning
Kimberly Goode	Vice President Communications
Karl G. Gouverneur	Vice President-Information Systems
John M. Grogan,	Vice President-Wealth Management
Thomas C. Guay	Vice President-New Business
Gary M. Hewitt	Vice President and Treasurer
J. Chris Kelly	Vice President and Controller
William C. Koenig,	Senior Vice President and Chief Actuary
John L. Kordsmeier	Vice President-Enterprise Solutions
Susan A. Lueger	Vice President-Human Resources
Jeffrey J. Lueken	Senior Vice President-Securities
Jean M. Maier	Senior Vice President-Enterprise Operations
Raymond J. Manista,	Secretary and General Counsel
Meridee J. Maynard	Senior Vice President, Life Product
Gregory C. Oberland,	Executive Vice President-Insurance & Technology
Kathleen A. Oman,	Vice President-Policyowner Services
Gary A. Poliner	Executive Vice President-Investment Products & Services
Marcia Rimai	Executive Vice President-Chief Administrative Officer
Bethany M. Rodenhuis	Vice President-Corporate Planning
Timothy G. Schaefer	Chief Information Officer
John E. Schlifske	Executive Vice President-Affiliate Investment
Calvin R. Schmidt,	Vice President, Investment Product Operations
Todd M. Schoon	Senior Vice President, Agencies
David W. Simbro	Vice President-Disability Income
Paul J. Steffen,	Vice President, Agencies
Donald G. Tyler	Vice President-IPS Products and Sales
Martha M. Valerio	Vice President-Information Systems
Conrad C. York	Vice President, Marketing
Michael L. Youngman	Vice President-Government Relations
Edward J. Zore	President and Chief Executive Officer

Annex B

On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron's and Dynegy’s financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron's and Dynegy’s violations of Exchange Act Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron's and Dynegy’s violations within the meaning of Exchange Act Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the “AWC”) that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI’s consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI’s recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC (“SBFM”), a former subsidiary of Citigroup, and CGMI, relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds managed by SBFM (the “Affected Funds”).

The SEC order finds that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder (the “Advisers Act”). Specifically, the order found that SBFM and CGMI knowingly or recklessly failed to disclose to the boards of the Affected Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group (“First Data”), the Affected Funds’ then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that Citigroup Asset Management (“CAM”), the former Citigroup business unit that, at the time, included the Affected Funds’ investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange for, among other things, a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also found that SBFM and CGMI willfully violated Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Affected Funds’ boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Affected Funds’ best interests and that no viable alternatives existed. SBFM and CGMI do not admit or deny any wrongdoing or liability. The settlement does not establish wrongdoing or liability for purposes of any other proceeding.

The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Affected Funds, primarily through fee waivers. The remaining $183.7 million, including the penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan submitted for the approval of the SEC. At this time, there is no certainty as to how the above-described proceeds of the settlement will be distributed, to whom such distributions will be made, the methodology by which such distributions will be allocated, and when such distributions will be made. The order also required that transfer agency fees received from the Affected Funds since December 1, 2004, less certain expenses, be placed in escrow and provided that a portion of such fees may be subsequently distributed in accordance with the terms of the order. On April 3, 2006, an aggregate amount of approximately $9 million held in escrow was distributed to the Affected Funds.

The order required SBFM to recommend a new transfer agent contract to the Affected Fund’s boards within 180 days of the entry of the order; if a Citigroup affiliate submitted a proposal to serve as transfer agent or sub-transfer agent, SBFM and CGMI would have been required, at their expense, to engage an independent monitor to oversee a competitive bidding process. On November 21, 2005, and within the specified timeframe, the Affected Funds’ Boards selected a new transfer agent for the Affected Fund. No Citigroup affiliate submitted a proposal to serve as transfer agent. Under the order, SBFM also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004.

Annex C

The following is a list of transactions in shares of the Issuer’s Common Stock, which to the best knowledge of Citigroup Inc., have been effected in the past 60 days in the ordinary course of business.  Citigroup Inc., through its subsidiaries, engaged in the following open market transactions, which are summarized below, to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of Security	Purchase (P) / Sale (S)	Date	Quantity	Low ($)	High ($)
Common Stock	P	5/23/2008	51,681	$92.87	$97.11
Common Stock	S	5/23/2008	28,223	$92.22	$97.11
Common Stock	SS	5/23/2008	27,815	$94.39	$96.65
Common Stock	P	5/27/2008	90,342	$93.31	$94.91
Common Stock	S	5/27/2008	31,168	$93.31	$95.39
Common Stock	SS	5/27/2008	30,021	$93.62	$94.75
Common Stock	P	5/28/2008	61,672	$91.60	$97.51
Common Stock	S	5/28/2008	38,222	$91.60	$97.70
Common Stock	SS	5/28/2008	18,800	$94.85	$95.80
Common Stock	P	5/29/2008	145,011	$97.14	$100.50
Common Stock	S	5/29/2008	34,852	$96.09	$100.20
Common Stock	SS	5/29/2008	20,700	$98.60	$99.58
Common Stock	P	5/30/2008	64,312	$100.61	$108.13
Common Stock	S	5/30/2008	38,560	$101.65	$108.13
Common Stock	SS	5/30/2008	32,100	$105.10	$105.80
Common Stock	P	6/2/2008	136,104	$109.26	$120.19
Common Stock	S	6/2/2008	115,666	$109.26	$120.23
Common Stock	SS	6/2/2008	77,415	$114.20	$120.23
Common Stock	P	6/3/2008	317,114	$118.00	$125.82
Common Stock	S	6/3/2008	149,601	$118.00	$125.19
Common Stock	SS	6/3/2008	196,369	$117.66	$125.37
Common Stock	P	6/4/2008	76,131	$118.40	$124.48
Common Stock	S	6/4/2008	59,905	$118.16	$124.20
Common Stock	SS	6/4/2008	20,621	$118.15	$124.27
Common Stock	P	6/5/2008	84,250	$121.40	$134.78
Common Stock	S	6/5/2008	51,150	$121.00	$134.77
Common Stock	SS	6/5/2008	21,425	$121.01	$134.45
Common Stock	P	6/6/2008	205,989	$135.00	$142.90
Common Stock	S	6/6/2008	59,229	$135.00	$142.59
Common Stock	SS	6/6/2008	145,437	$135.05	$142.17
Common Stock	P	6/9/2008	46,122	$134.28	$140.23
Common Stock	S	6/9/2008	37,404	$133.85	$140.23
Common Stock	SS	6/9/2008	5,727	$134.65	$139.93
Common Stock	P	6/10/2008	60,676	$130.50	$140.31
Common Stock	S	6/10/2008	41,098	$130.50	$139.86
Common Stock	SS	6/10/2008	18,214	$131.92	$139.11
Common Stock	P	6/11/2008	59,306	$135.24	$141.39
Common Stock	S	6/11/2008	14,001	$134.41	$141.12
Common Stock	SS	6/11/2008	22,350	$135.12	$139.88

Common Stock	P	6/12/2008	113,329	$137.00	$145.50
Common Stock	S	6/12/2008	61,992	$137.36	$145.56
Common Stock	SS	6/12/2008	5,005	$137.36	$141.56
Common Stock	P	6/13/2008	7,753	$139.78	$149.89
Common Stock	S	6/13/2008	9,001	$139.00	$149.89
Common Stock	SS	6/13/2008	475	$143.01	$143.14
Common Stock	P	6/16/2008	34,687	$151.00	$156.19
Common Stock	S	6/16/2008	8,788	$150.91	$156.00
Common Stock	SS	6/16/2008	25,800	$151.86	$155.88
Common Stock	P	6/17/2008	72,822	$152.00	$156.00
Common Stock	S	6/17/2008	22,988	$152.00	$156.00
Common Stock	SS	6/17/2008	47,400	$153.30	$153.66
Common Stock	P	6/18/2008	67,267	$148.25	$161.77
Common Stock	S	6/18/2008	40,261	$147.23	$161.39
Common Stock	SS	6/18/2008	349	$148.82	$153.95
Common Stock	P	6/19/2008	38,899	$148.34	$164.45
Common Stock	S	6/19/2008	19,520	$148.80	$164.45
Common Stock	SS	6/19/2008	201	$151.00	$160.20
Common Stock	P	6/20/2008	113,794	$50.00	$154.17
Common Stock	S	6/20/2008	73,529	$25.00	$154.00
Common Stock	SS	6/20/2008	13,200	$65.00	$149.50
Common Stock	P	6/23/2008	41,900	$144.41	$152.65
Common Stock	S	6/23/2008	21,498	$144.40	$152.19
Common Stock	SS	6/23/2008	200	$150.37	$150.37
Common Stock	P	6/24/2008	123,776	$138.26	$147.90
Common Stock	S	6/24/2008	41,582	$138.26	$147.00
Common Stock	SS	6/24/2008	83,100	$142.19	$145.46
Common Stock	P	6/25/2008	69,825	$128.28	$140.00
Common Stock	S	6/25/2008	115,426	$128.20	$140.58
Common Stock	SS	6/25/2008	16,600	$131.71	$140.05
Common Stock	P	6/26/2008	40,954	$135.54	$146.00
Common Stock	S	6/26/2008	35,225	$135.50	$146.10
Common Stock	P	6/27/2008	46,159	$144.00	$152.98
Common Stock	S	6/27/2008	34,751	$143.31	$153.00
Common Stock	SS	6/27/2008	4,400	$144.00	$150.51
Common Stock	P	6/30/2008	50,070	$149.10	$155.00
Common Stock	S	6/30/2008	34,525	$149.27	$155.67
Common Stock	SS	6/30/2008	18,420	$152.32	$153.31
Common Stock	P	7/1/2008	46,876	$148.10	$155.06
Common Stock	S	7/1/2008	38,987	$147.56	$155.06
Common Stock	SS	7/1/2008	1,720	$148.31	$153.90
Common Stock	P	7/2/2008	208,311	$130.00	$151.22
Common Stock	S	7/2/2008	137,119	$129.87	$151.22
Common Stock	SS	7/2/2008	1,408	$131.31	$148.00
Common Stock	P	7/3/2008	212,813	$119.26	$129.60
Common Stock	S	7/3/2008	187,100	$118.87	$129.71
Common Stock	SS	7/3/2008	135,100	$121.35	$127.88
Common Stock	P	7/7/2008	38,251	$125.27	$135.00
Common Stock	S	7/7/2008	29,316	$124.30	$135.00
Common Stock	SS	7/7/2008	15,013	$129.46	$134.62

Common Stock	P	7/8/2008	135,255	$112.31	$126.26
Common Stock	S	7/8/2008	197,066	$113.00	$126.26
Common Stock	SS	7/8/2008	7,602	$112.40	$124.00
Common Stock	P	7/9/2008	48,249	$123.50	$132.34
Common Stock	S	7/9/2008	62,824	$123.29	$132.67
Common Stock	SS	7/9/2008	3,941	$125.43	$131.83
Common Stock	P	7/10/2008	29,479	$115.31	$130.37
Common Stock	S	7/10/2008	23,538	$115.44	$129.43
Common Stock	SS	7/10/2008	705	$119.59	$129.97
Common Stock	P	7/11/2008	48,659	$127.21	$136.60
Common Stock	S	7/11/2008	80,115	$127.21	$137.89
Common Stock	SS	7/11/2008	2,854	$127.29	$136.39
Common Stock	P	7/14/2008	14,938	$134.73	$141.78
Common Stock	S	7/14/2008	14,079	$135.01	$141.00
Common Stock	SS	7/14/2008	2,900	$136.22	$138.83
Common Stock	P	7/15/2008	16,757	$120.86	$136.48
Common Stock	S	7/15/2008	86,297	$120.68	$136.48
Common Stock	SS	7/15/2008	342	$128.00	$136.00
Common Stock	P	7/16/2008	99,380	$130.35	$142.50
Common Stock	S	7/16/2008	219,747	$131.52	$142.50
Common Stock	SS	7/16/2008	61,020	$131.66	$142.24
Common Stock	P	7/17/2008	89,401	$109.61	$135.85
Common Stock	S	7/17/2008	204,393	$109.81	$136.00
Common Stock	SS	7/17/2008	27,135	$113.07	$134.29
Common Stock	P	7/18/2008	75,870	$107.10	$130.00
Common Stock	S	7/18/2008	67,725	$100.00	$117.07
Common Stock	SS	7/18/2008	13,600	$108.22	$116.48
Common Stock	P	7/21/2008	185,640	$107.77	$122.12
Common Stock	S	7/21/2008	154,180	$106.74	$122.61
Common Stock	SS	7/21/2008	137,800	$108.75	$120.15
Common Stock	P	7/22/2008	235,606	$109.02	$119.75
Common Stock	S	7/22/2008	64,709	$109.02	$119.75
Common Stock	SS	7/22/2008	166,530	$111.61	$113.51
Common Stock	P	7/23/2008	304,400	$109.60	$119.88
Common Stock	S	7/23/2008	240,399	$109.87	$120.67
Common Stock	SS	7/23/2008	22,279	$114.15	$120.70
Common Stock	P	7/24/2008	148,153	$110.78	$119.13
Common Stock	S	7/24/2008	112,684	$109.87	$119.13
Common Stock	SS	7/24/2008	21,053	$111.79	$114.84